ALPHA BANK


05007611



SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, April 13, 2005
Our reference No.13.1.41

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399


SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C.
SECTION

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS A.I. BILIONI

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

ENCLOSURES: (1)

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail : secretariat@alpha.gr


ATHENS 2004
OFFICIAL

ALPHA BANK

Transfer of shareholding [12.4.2005]

Alpha Bank announces, in accordance with art. 4 of decision 5/204/14.11.2000 of the Hellenic Capital Markets Commission, that it has transferred its 50% shareholding in the Company Delta Gulf Services FZ LLC, to the other shareholders of the Company.